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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69122

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coit Capital Securities, LCC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

238 Francisco Street
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Nasser	650-208-2965	snasser@coitcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (FKA AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Nasser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coit Capital Securities, LLC, as of 12/31, 2 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stephen R Nasser

Title: President 3-1-23

Notary Public PLEASE SEE ATTACHED

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2023, by Stephen R. Nasser,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

EDDY TERUEL II
Notary Public - California
San Francisco County
Commission # 2424522
My Comm. Expires Oct 31, 2026

(Seal)

Signature

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Coit Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (the "Company") as of December 31, 2022 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital under rule 15c3-1 of Securities and Exchange Commission pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Coit Capital Securities, LLC's Auditor since 2018.

New Delhi, India
March 01 , 2023

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2022.

ASSETS		
Cash	$	436,749
Security Deposits		3,750
Prepaid Expenses		2,012
TOTAL ASSETS	**$**	**442,511**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	$	113,288
Total Liabilities	**$**	**113,288**
Equity	**$**	**329,223**
TOTAL LIABILITIES AND EQUITY	**$**	**442,511**

[1] The accompanying notes are an integral part of the financial statements.

SHY

COIT CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS[2]
For the year ended December 31, 2022.

Income		
Other Income		20
Total Income	**$**	**20**
Expenses		
Business and other Expenses		9,608
Management Fees		25,000
Rent		30,000
Legal & Professional Fees		14,990
Regulatory		5,928
Email archiving		3,537
Total Expenses	**$**	**89,063**
Net Operating Income	**$**	**(89,043)**
Interest Earned		2,364
Net Income	**$**	**(86,679)**

[2] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2022.

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2022	$	730,807
Contributions		-
Distributions		(314,905)
Net Income		(86,679)
BALANCE, DECEMBER 31, 2022	**$**	**329,223**

[3] The accompanying notes are an integral part of the financial statements.

SPM

COIT CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS[4]

For the year ended December 31, 2022.

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	(86,679)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Prepaid Expenses		(14)
Increase in Accounts Payable (A/P)		20,256
Net cash provided by operating activities		**66,437**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		-
Member Distributions		(314,905)
Net cash used by financing activities		**(314,905)**
Net cash decrease for the year		**381,342**
CASH AT BEGINNING OF THE YEAR		818,091
CASH AT END OF THE YEAR	**$**	**436,749**

[4] The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer. The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or carry customer funds or securities. The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, and esoteric assets. The Company was formed March 28, 2012, and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

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amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Unearned revenue is recorded as a liability until the revenue recognition criteria have been met.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position

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will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company however, files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2014 are subject to Federal tax examinations.

Concentration of Credit Risk:

The Company maintains its cash in a bank deposit account which, at times, may exceed federal insured limits. The Company has not experienced any losses in this account, and management believes it is not exposed to any significant credit risk related to cash.

Recent Accounting Pronouncements:

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

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There were no other new accounting pronouncements during the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. On December 31, 2022, the Company had net capital of approximately $323,461 and net capital requirement of $7,553. The Company's ratio of aggregate indebtedness to net capital was 0.3502 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company is liable to pay an amount of $81,751 to its registered representatives which includes commissions of $100,000 and reimbursement expense of $3,098.

During the year, the Company has paid $4,587, a health insurance premium for its related party and $25,000 as management fees to Prescott Nasser.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2022, the date which the financial statements were issued.

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SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC
SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2022.

COMPUTATION OF NET CAPITAL		
Total members' equity from the Statement of Financial Condition	$	329,223
Less nonallowable assets:		
Prepaid expenses		5,762
Net capital before haircuts on securities positions		323,461
Haircuts on securities		-
Net Capital	$	323,461
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Account payable	$	113,288
Total aggregate indebtedness	$	113,288
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	7,553
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	7,553
Net capital in excess of min. required	$	315,908
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	312,132
Ratio: Aggregate indebtedness to net capital		0.3502 to 1
Percentage of aggregate indebtedness to net capital		35.02%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

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SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073; in so much as:

- The firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act rule 15c2-4
- The firm did not carry accounts of or for customers, and
- The firm doesn't carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

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Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of Coit Capital Securities, LLC

We have reviewed Coit Capital Securities, LLC's assertions, included in the accompanying Coit Capital Securities, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities, mergers & acquisitions, and private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 01, 2023

COIT
CAPITAL

SEA 15c3-3 Exemption Report

Coit Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers & acquisitions; private placements of securities and maintain primarily institutional accounts as well as accounts of high net worth individuals.

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coit Capital Securities, LLC

I Stephen Nasser affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Stephen Nasser

Managing Director and Chief Compliance officer

February 28, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Coit Capital Securities, LLC
238 Francisco Street
San Francisco, CA 94133-2013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Prescott Nasser 650.208.4205

2. A. General Assessment (item 2e from page 2) $4

B. Less payment made with SIPC-6 filed (**exclude interest**) (3)

1/3/2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $1

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coit Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 14 day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $2,384

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $2,384

2e. General Assessment @ .0015 — $4

(to page 1, line 2.A.)